Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: May 9, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia will file a registration statement, which will include a joint proxy statement/prospectus, and Golden West will file a proxy statement, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA/GOLDEN WEST ANALYST/INVESTOR

CONFERENCE HELD ON MAY 8, 2006

Ken Thompson – Wachovia Corporation – Chairman & CEO

Well, good morning, everyone, and thank you so much for being here today. We are delighted to have you here. We are delighted to be here announcing this transaction.

My name is Ken Thompson. I am Chairman and CEO of Wachovia. I am joined by Herb Sandler, by Russ Kettell, President of Golden West and Chief Financial Officer, by Tom Wurtz, the Chief Financial Officer of Wachovia. Also in the audience is Don Truslow, Chief Risk Officer of Wachovia; Ben Jenkins, Vice Chairman and Head of the General Bank, and Alice Lehman, who is Head of Investor Relations. I just want to introduce all those people because I will not hesitate to call on any of them as you have questions throughout this presentation.

But again, we are thrilled. I cannot tell you how pleased I am to be able to announce the merger of Wachovia Corporation and Golden West Corporation. As you know, they are the second-largest savings bank in the country. It is — the only way I can describe it is, Golden West is a crown jewel. I think this merger works in many ways.

First of all, it is another combination by Wachovia with a leading player in its industry — a best-in-class provider, and that is what Golden West is. The only thrift with a AA credit rating. That is 17% compound annual growth rate of earnings for 25 years. It is consistently listed by Fortune Magazine as the most admired company in either the savings bank industry or in the mortgage industry. And, as I have gotten to know Herb and Marion Sandler, I know that that is all well justified.

This deal extends Wachovia’s retail distribution into high growth, high wealth markets in the Western United States and strengthens us in other markets. That is very important for us, and it is an advantage that we think we can take advantage of.

It also creates a mortgage company with significant scale and with complementary market product sets. Golden West, primarily or almost entirely an ARM lender. Wachovia’s mortgage company, more fixed-rate but also an ARM lender. We think that bringing products from each to the other is going to be a nice revenue lift going forward.

The deal meets our financial parameters, and we have been very consistent in stating that we won’t do a deal without it meeting our parameters. That — those are a 15% internal rate of return. This exceeds that. And also we said that we would not do a deal unless it is not dilutive in the second year on a cash basis, and this deal meets that requirement. And I want to just stress that it meets that requirement on very conservative financial information.

Almost no cost saves in the numbers and zero revenue synergies are included in our numbers, and we feel very, very confident that there will be significant revenue synergies for us.

I have already introduced Herb Sandler to you. He and his wife Marion are co-CEOs of Golden West, founded it 34 years ago, and they are icons in the industry. I am thrilled at this point in time to be able to introduce Herb and let him talk about why the deal makes sense from his perspective. Herb?

Herb Sandler – Golden West – CEO & Founder

First of all, Ken just made me very nervous because he does not seem to be too good with the numbers. He says it is 34. He inverted it, it is 43. You are forgiven, Ken.

Also, usually at these kinds of events, which I have been watching for years and years, there is a lot of puffery that goes on with the CEOs complimenting each other and going back and forth, and Ken told me I could ignore all scripts and speak from the heart and throw a script away which is what I’m going to do. So I’m going to talk a minute or two about Golden West, its record and then I will get to the gut question.

For those of you who are not familiar with the Company, Golden West has a record which is virtually unequaled in the history of American corporations. For 39 years our compounded annual increase in earnings per share is 19%. There is at most one company that may have achieved that other than ourselves in the history of the country. What makes it interesting is it has been done while squeezing out virtually all risk, credit, interest rate risk, operations risk, management risk, liquidity risk, and it’s been done in an industry which is typically extraordinarily volatile. We have been through housing busts and housing booms, spiking interest rates, declining interest rates, real estate recessions, even depressions, what have you. We have been through it all. We have been through the S&L debacle, and yet we have achieved a record, which is unequaled by any other American Corporation with that one possible exception.

And how did we do it? It is the qualitative portion I am going to talk about first, which is really important today and then briefly quantitatively. The qualitative part as it relates to the culture, who are we, what are we all about? It deals with integrity first and ethics, and then it goes to the fact that you focused on your four constituencies. You focused on customers first and foremost, shareholders, employees and your community, and that is critical. I’m going to come back to that in a few minutes. The quantitative things, for those who follow the company know what they are. They are, we’re a low-cost producer. We have the highest quality assets. We have extraordinary sales skills in that we are able to achieve significant volumes of loan originations, even in the most adverse circumstances and our marketing skills, which relate to the ability to attract deposits over 40 years. We typically run two to two and a half times the deposit growth of the industry, even though we spend significantly less money on marketing.

So the question before the house is why in God’s name are we selling, and why are we selling to Wachovia?

Our great strength is our focus and our discipline. We operate in a very narrow niche, and we do it extraordinarily well. But the negative that is we are, in fact, a monoline company. We are a one product company, and you can just go so far as a one product company. We have probably — have X years ahead of us of continued growth, but at some point, whether it is 200 billion or 250 billion, at some point we are going to have to take the steps to add product lines, etc.

And so that’s in the back of our minds all the time, is since we must excel, we are competitive. We must win. We don’t take second to anybody. We have to find a partner who fills what we missed, and we found a partner that was a perfect cultural fit. By a cultural fit, I meant they satisfy the ethics. They satisfy the integrity. They are incredibly focused on the customer. They are focused on taking care of their employees. They understand that the shareholder owns the company, and we are not operating at the senior management to take a lot of perks out of it. We are operating it for stockholder benefit and to enhance their holder value. We believe in returning to the community. So all of the cultural things that are critically important to us they exemplify. And I can only say that about a handful of American corporations unfortunately.

In addition, they have a full product line, and there is where the real sizzle is, and I think Ken understated that. We have an extraordinary loyal customer base who over 40 years have learned to trust us, to trust our integrity and to know that we’re going to do the right thing by them. And what you now have is the ability to sell them an enormous array of products that we have chosen not to do because of this monomaniacal focus that has worked so well for us. But it is time to offer the rest of the product line, and this is a partner who can do it, who has the product line and will treat our customers in the way that they’ve learned to expect to be treated.

The second part of it, which I think nobody understands yet, is we have — as you all know, we are the option ARM lender. We have been doing it for 25 years. And I read all these stories about the option ARMs, and nobody does not know — nobody knows what they are talking about. They all discovered it two years ago. We’ve been doing it for a quarter a century. We know the loan better than anybody. But the point is, these folks now, the borrowers that we have are going to have the opportunity to receive a full array of loan products, and I think there’s an enormous potential in that.

The last thing I want to say is, for 39 years a lot of people had a lot of criticism. Sometimes Herb Sandler speaks too much. He’s a little too direct, this kind of comment and that. But we’ve never been accused of stupidity. And Marion and I are going to be the fourth or fifth largest stockholder in this Company. And I wouldn’t do that if I did not believe in the future. We are long-term oriented. We are very analytical. We know who we are doing business with, and I expect them to perform brilliantly. So I’m happy owning as much as stock as I do in this Company. Thank you very much.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Well, now you know why I love Herb Sandler. Well, let me try to add something to what Herb said, although I feel like I could throw the deck away at this point. But let’s go through it anyway.

We think that this combination is both strategically and financially compelling for shareholders. In addition to accelerating our expansion plans, and we, as you know, we’re very interested in getting into some of these Western markets, it also diversifies our balance sheet into higher yielding and lower risk consumer assets. Financially the long-term growth rate of Wachovia should be accelerated by the addition of Golden West. As I said, the deal is accretive to cash EPS in year two, and the internal rate of return on the deal is 17%. As we will detail later, it is a low-risk transaction. Both companies, as Herb said, have strong sales cultures and emphasized and are recognized as being great customer service companies. Both companies share strong credit cultures. We thought we had the best charge-off rate in the country, and Golden West has been about at 0 for eight or nine years now. And integration risk we think on this deal will be maybe easier than any big merger that we have seen. That is because there are several straightforward systems involved, and we will be able to take our time in going through those systems conversions. You can count on the fact that we will use the same process that we have so successfully used in the last several mergers that Wachovia has gone through.

Let’s take a brief look at the terms of the transaction. The purchase price of $25.5 billion represents $81.07 per share on Friday’s close, and that will be 77% in the form of stock and 23% in the form of cash. That translates into a merger consideration of 1.051 Wachovia shares for each

Golden West share plus $18.65 in cash. We expect to close the transaction in the fourth quarter, and we will take two Golden West directors onto the Wachovia board at that time.

This slide provides a closer look at Golden West’s tremendously successful business model that has produced this huge compound annual growth rate in earnings over the last 25, 35 or 43 years, Herb. Golden West originates monthly adjustable-rate mortgages that are tied to deposit driven indices, thereby locking in a spread at origination. They are obsessed — and we have been so impressed as we have visited with Golden West and steadied their process — they are obsessed with conservative underwriting, and as a result, their credit quality in every environment over that 43-year-period has been outstanding. Golden West retains the mortgages that they originate in their portfolio, and they actively service them, and they fund these assets through deposits in their branch network, which is located in very attractive, primarily urban and suburban marketplaces.

And here is my promise to you. Like the hippocratic oath, we will do nothing to screw up that model. We will only add to it.

Here is a quick snapshot of Golden West. I won’t take you down the entire slide, but I do think it is incredibly impressive, and I just want to touch on a few things. It is a large company. It has grown earnings in an unprecedented way. It is low risk. It is highly efficient, and it is the only savings bank with a AA credit rating. And, as the right side of the slide shows, Golden West is in great markets, and we are very excited about that.

Let’s look on this slide at Golden West’s mortgage company. It is the 16th largest mortgage originator in the United States. It has offices in 39 states and the District of Columbia. In 2005 it had origination volume of $51 billion, and over the last 15 years, it has grown its compounded – its compounded growth in mortgage originations has been 18% versus an industry average of 14%. So, it has consistently outperformed other mortgage originators.

Golden West mortgage originations are recognized as best in the industry. They have a simpleminded focus as Herb described and an elegantly simple option ARM product that is low risk because of, number one, the product features of their option ARM and two, because of their rigorous underwriting process. The average mortgage size at Golden West is less than $250,000. That in itself, if you think about the markets they are in, is an incredibly — is a number that gives you incredible confidence because of spreading the risk in the portfolio and because smaller mortgages would get hit less than jumbo mortgages in a difficult environment.

Their average loan to value in their portfolio is 68%. Think about that for a second. You would have to have huge unemployment and a huge downdraft in home values before this portfolio gets hit in any big way. And they have no subprime origination at Golden West, so a very conservative portfolio. The Golden West option ARM uses start rates that are closer to market rates than any of their competitors, and they’ve got a 10-year reset period that is customer friendly. And that reset reduces the payment shock in rising rate environments.

We love the conservative model. They had, as you know, almost no charge-offs in the late last eight years. But more importantly, and I have heard Herb and Marion talk about this, go back to 1994. That was a depression period in the California real estate market. Unemployment rates were 10% and Golden West in the worst year in the history of the California real estate market — by the way, housing prices went down about 20% — their charge-offs were 18 basis points in that year.

Now let’s look at the highlights of the combination. Together Golden West and Wachovia we have a broader, more diversified geographic footprint, and we are in highly attractive growth markets. We’ll have a very strong consumer lending franchise. We’ll now be a top 10 producer of mortgages, as well as auto finance. Golden West consumer franchise added to Wachovia’s very successful general banking group will increase the earnings contribution of this very predictable low volatility part of our business model. And it will reduce risk — the risk profile of our overall company. We would look at charge-offs of 35 to 40 basis points over an economic cycle at Wachovia. With Golden West now part of the Company, we would probably say that we would reduce that charge-off rate over the cycle by 10 basis points.

And lastly, Golden West’s 12% growth rate will accelerate Wachovia’s growth rate of about 10%.

Here is a picture of our new franchise. On the banking side, we will be in 21 states and the District of Columbia, and this rapidly increases the California growth plan that we had put in place. And it bulks up and accelerates our growth plans in Texas. 76% of Golden West branches are in the 20 largest Metropolitan areas, and we are thrilled to gain access to rapidly growing Western markets like Los Angeles, San Francisco, Denver, Houston, Phoenix. We will be number six or better in market share in all of those markets. We’ve got huge confidence that over time Ben Jenkins and his general banking team will be successful in implementing our retail model into these markets, while at the same time continuing to build the model that Golden West has been so successful with.

This is an important slide. It shows the powerful demographics in our new footprint. And as you can see, population in our core markets after this deal will be the highest in the industry at 9.5%. There is nothing like good demographics to help growth rates. We will have almost 22% of the deposit share by MSA in this footprint.

As I mentioned previously, Golden West accelerates our plans for California. Virtually overnight we will have significantly more scale there, and we will be the state’s fifth largest bank. And even more importantly, we will be in the state’s most densely populated and fastest-growing markets. You can see on the slide those dark blue markets. They are the best places to be in California, and we will be well represented there.

We think the transaction will reduce earnings volatility at Wachovia by shifting a higher percentage of our earnings, as I have said, to our fast-growing and more predictable general bank. Over the last five years, our general banking group with its focus on customer satisfaction and sales execution has emerged, I believe, as best-in-class in that area. And the Golden West franchise will only enhance our ability to grow the general bank.

And to back that up, let’s look at our general bank’s track record over the last five years. Since 2000, the general bank has had compound earnings per share growth of 15%. Our customer satisfaction scores, as you see on the right hand side of the slide, and this is based on Gallop surveys — 60,000 of them a quarter with our customers — has increased every year, and we are, according to the University of Michigan, the best large bank provider of customer service for five years in a row. And, as you can see the customer attrition, and I’m looking at the top right-hand side of this slide, as customer service has improved, gross customer attrition has dramatically fallen from 20% to 12%. That in itself is a great growth strategy.

The general bank has become progressively more efficient, and in the bottom right-hand side of this slide, you can see that our new household acquisition is accelerating quarter by quarter. Now we will focus not only on providing a full array of products to Golden West’s existing customers, as Herb described, but also on acquiring new customers in our expanded geography. We will use the same formula that we have used over the last five years in existing Wachovia markets.

And in addition, and I must emphasize this, our mortgage banking operations complement each other extremely well. One of the things that we have gotten excited about in our discussions with Golden West over the last period of time is their mortgage customers will benefit from Wachovia’s product line, and they have, in fact, been originating and selling products that they could have kept had they had our product line. We will greatly benefit by having that elegant option ARM product line that Herb and Marion have built at Golden West.

So I hope it is clear to you that we have great faith in our general banking model. Here is a statistic that I think is maybe the best indicator of why that is. This comes from a First Manhattan study. First Manhattan is a leading consultant in the banking industry. In 1999 First Manhattan’s look at the banking industry put Wachovia in the lowest decile in same-store deposit sales across the country. By 2005, we are in the top decile in same-store deposit sales. We have excellent organic growth, and we have built that through great customer service, great care of retaining our customers and a very strong sales culture that mirrors what Herb and Marion have built. The team that has done that will be taking its game to the Golden West franchise and introducing it to that loyal customer base that Herb talked about. I want to emphasize again to you we have not $0.01, not $0.01 of incremental revenue growth in any of the numbers that you have seen. And this slide simply shows that we think there is potential annual pretax earnings upside by 2009 of $230 million.

With that, I am going to ask Tom Wurtz to come up and walk you through the financial assumptions, and after that we will be ready to take your questions. Tom?

Tom Wurtz – Wachovia Corporation – CFO

Thank’s Ken. Good morning, everybody. Turning to the financial assumptions, as Ken noted before, we will be granting 1.051 Wachovia shares and $18.65 in cash for each Golden West share, which represented a 15% market as of Friday’s close.

I would note that neither Wachovia nor Golden West is in the practice of providing specific dollar denominated EPS guidance. And so, therefore, as we start our jumping off point for our pro formas going forward, we have used management’s expectations of earnings and balance sheet growth and then capital positions to show where we end up in the fourth quarter. Going forward we are using IBIS estimates and long-term growth rates based on market expectations.

Ken mentioned efficiencies relatively nominal in the deal, $53 million on an after-tax basis. One-time costs of about $300 million. I think Ken has been pretty emphatic about the revenue enhancements representing an opportunity not embedded in the financials, and we would not anticipate at this point that there would be any significant deposit divestitures. We are targeting over the longer-term a tangible common ratio of — our tangible equity ratio to tangible assets of 4.7%. When we close due to the cash component, the deal will be about 4.6, and I would expect to recover that by the end of the first quarter or early in the second quarter. The leverage ratio remains unchanged as a tangible to common ratio at 6%.

So, as we turned to a roll forward of earnings, you can see Wachovia would be expected to have cash earnings of around $8.4 billion in 2007. Add in the Golden West earnings of 1.9 billion, 50% of the expense efficiencies in the first year, 27 million, and the net funding impact represents a couple of things. It represents the cost of the cash contribution and the fact that we will be adopting Wachovia’s dividend rate, which is substantially higher than Golden West’s dividend rate. We are costing all that cash that we are using for those two purchases at about 6% pretax, so we think that it’s a fairly conservative estimate.

So you will see combined earnings of about $10.1 billion. We have existing DDI and other intangible amortization of $109 million, and then we would expect that through this deal the combination of additional deposit-based intangible amortization, as well as the amortization of other intangibles that are identifiable will cost us about $190 million on an after-tax basis in the first year, resulting in earnings of about $9.8 billion on a cash basis. One-time expenses through the P&L of about 176 million for a combined GAAP earnings of 9.6 billion accelerating to about 10.9 billion in the next year.

This simply shows in greater detail our expectations for accretion and dilution as I could lead you down to the circled items. We would expect that on a cash basis this is slightly dilutive in 2007 at about $0.02 of dilution. It is accretive for the year 2008 by $0.01 and is about $0.06 accretive in 2009.

Looking to the bottom of the page, if you take a look at a GAAP basis, what you would see is that it is expected to be $0.11 on an operating basis, $0.07 of dilution in 2008 and breakeven on a GAAP basis in 2009.

And I would also reiterate the internal rate of return, which is detailed for you in significant detail on page 27 would come out with the 17% IRR.

Modest expense savings are assumed. We expect about 53 million after-tax by 2008. That represents about 9% of Golden West’s expense base or .5% of the combined expense base. And we would expect that we would have reductions primarily in headquarters, backoffice and redundant systems for both companies. Customer facing personnel should not be impacted. All frontline customer facing employees are expected to have positions. We expect about 55 branch consolidations and overall about 1100 planned position reductions. So when we consolidate branches, you can reasonably expect that you are going through the consolidation save about 4 to 4.5 employees per consolidated branch. So that gets you somewhere around 225 to 250 of the position reductions, and that leaves us looking for somewhere in the neighborhood of 850 position reductions throughout the rest of the combined enterprises. We would expect probably good attrition. Given the elongated integration timeline, attrition will probably take care of a quarter of that. So relatively modest in terms of severance expectations.

Overall we expect personnel costs to be reduced by about 70 million due to a lower employee count. There will be some tax efficiencies as we allocate income between the different companies and all the states we operate in and so forth. And then other would reflect the fact that we will have the branch consolidation, which will drive some benefit. We will have some systems redundancy which we will eliminate, and then other minor items like purchasing, we expect about $10 million benefit there as well — all adding up to about $42 million. But we fully recognize that we will have some additional cost as well. We will have additional cost because some of our benefits programs are more generous than those that are existing at Golden West, and I think employees will find that very attractive, and we think that’s a real big win for Golden West employees.

Also, we acknowledge the fact that Golden West has been very thoughtful about the way they have constructed their branch network. Due to the product set, they have not put ATMs in their branches. However, they have wired all their branches for ATMs. Not all the branches have drive-throughs, but they have positioned the locations to accommodate drive-throughs. So we have done a pretty holistic analysis as to what the uptick cost is going to be in terms of the branches. If you add that functionality, we think the combination of the additional benefits and the ongoing run-rate for those facilities costs will be about 55 million, resulting in about $87 million of pretax benefit, which we expect to realize a half in the first year, fully implemented by the second year.

One-time merger-related costs, as you can see, the breakdown of the nearly $300 million, we would expect 175 million in the P&L, 117 through goodwill, and we would also expect the standard purchase accounting adjustments, fair value adjustments at time of close, although we would not expect those to be terribly significant due to the floating-rate nature of Golden West’s balance sheet. So the symmetry between the asset and liability side should result in relatively modest impact.

Basically, Wachovia has been the business of making promises and keeping promises, and I think this page fairly well illustrates that, that in terms of when we put numbers on the page in terms of earnings expectations, we have consistently met or exceeded expectations. We have delivered on one-time costs. In fact, we have generally been a little bit conservative. I think I missed one. Given the modest nature of the one-time costs, we’re probably pretty accurate. Merger efficiencies, we have consistently delivered the efficiencies we anticipated. Branch consolidations, we have done in a very thoughtful way and executed flawlessly. It has been great for customers. We have delivered on the financials. Position reductions, very consistently. We have gone about it in a very thoughtful way, had very smooth transitions and had the headcount reduction that we anticipated. Very consistently, this has been reflected to our shareholders in outperformance.

So since the Wachovia transaction, as you can see, we have beaten BKX by about 8%, since the Prudential transaction about 3% and since SouthTrust by about 5%, and I don’t have the number in front of me. But since Westcorp, we have also outperformed the Bank Index.

So with that, I think I will turn it over to Ken.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Thank you, Tom. I would just like to summarize by again touching on the points you see on this slide. This is another combination for Wachovia with a best-in-class partner, maybe the best-in-class across industry segments. It extends our retail and small-business distribution into very high-growth markets in the Western United States. The complementary mortgage models produces scale and significant revenue opportunities for our Company. The transaction meets our financial parameters with very modest cost saves and with no incremental revenue, and we think the merger integration, which will go over a two-year period, will be less complicated than typical deals of this size, and we are very confident in our ability to manage that with no impact on customers.

With that, we are open for questions.

Operator

(OPERATOR INSTRUCTIONS).

Unidentified Audience Member

In regard to the leveraging the Golden West branch network, it strikes me that the Golden West branches or World Savings branches are not typical bank branches and that there might be more significant work to do to make them acceptable to the typical branch — the spectrum of customers that you see in the Wachovia branches. So I was wondering if you could comment on that.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Well, Tom talked about some of the upfitting that will take place, but we would anticipate doing this merger in the following fashion. We will probably convert California in the fourth quarter of ‘07. From early in ‘07 up to the conversion date, we will be training employees in the Golden West branches, and we will be hiring FS’s or financial specialists to put in the branches so that on the day of conversion when the name becomes Wachovia and the systems change, we will have a branch that will be operating with the new product set, and we will also have taken steps to make sure that every customer of that branch is contacted and knows exactly what is going on, etc., etc. So that will take place in the fourth quarter of ‘07.

Then in the first quarter of ‘08 we will probably convert all of the states and markets where we both have operations. So South Florida, New Jersey, New York, Texas, and then later in ‘08, we would convert markets where we aren’t but Golden West is — Chicago, Phoenix, Las Vegas, markets like that.

But that period of time we think gives us plenty of time to make the transition, to have people trained extremely well, and by the way, one of the things that is most impressive about Golden West is the sales culture in their branches and the training that already takes place. So these guys are not going to be — it is not going to scare them when we come in training on new products. We think it is going to work very well.

Unidentified Audience Member

Of course, the products are narrowly focused compared to what you’re looking for. And then also, could you comment on the physical structure of the branches, how readily they can be the converted to a more — broader branchlike structure?

Ken Thompson – Wachovia Corporation – Chairman & CEO

Marion Sandler explained to me in detail how their branches are expandable. So the average branches — Herb, you can probably talk about —

Herb Sandler – Golden West – CEO & Founder

I am really amused by your question. When we got into the business, we used to look around, and we looked at the size branches that Bank of America built. They were the big ones in California and everybody else, and it made no sense because they build branches of 15,000 square feet. We said, what are they doing? What is all that space for? How do they use it? And we were building branches of 3000, 3500, and guess what? 40 years have passed, and guess what the size of the branches of the Bank of America is building today, they look just like ours. There is no difference. All they have done is they have got a little bit smarter. It took them 40 years, but that is okay.

I don’t know what you are talking about. I don’t know any change they have to make in construction. What they are going to do is they are going to enable our people who want to sell more products and who bug us continuously about why they cannot sell more products, and incidentally when they sell more products, they are going to make more money, which is going to increase the retention. So it is a win-win-win at virtually no cost. I don’t get it.

Unidentified Audience Member

Thank you. I guess two questions. You addressed this earlier, Herb. Why sell now — why now? Why was now the right time? You mentioned you could have grown to 200 to 250 billion in assets, and that could have been a number of years down the road. Was there something in the environment, the marketplace — ?

Herb Sandler – Golden West – CEO & Founder

Let me answer your question. The question is, is there anything in the environment or anything going on? So I was listening to the brilliant Bloomberg today and MSNBC today, and I heard all the brilliant comments that were called in. Well, they were worried about the option ARM. We are going to have a real estate crisis. They are selling at the high. I mean that is a bunch of garbage. I have never heard anything so irrelevant in my life. There is nothing to do with anything.

The situation is we have always been aware that being a monoline company had extraordinary positives and extraordinary negatives. And the positives are obvious. If you’re able to execute on cost and credit quality, you are able to grow the loan portfolio and to get the deposit base, you can be successful in a monoline business. That has been attested to by Moody’s and S&P who do not give AA ratings at all to monoline companies. We are the first exception that they have made in that situation.

So the question, though, is we have always been aware there is this inherent weakness in our strategy. The question is, is there a partner whom we would trust to be able to partner with to fill out the rest of the portfolio that we need for the long-term?

And, so – a — there was — that was really — it really was as simple as that.

Another thing I heard today, was what about management succession? Some brilliant person who never met the company in her life said, the Sandlers, you know, they are 75 and what is the management? We’ve only been working on management succession for 30 years.

So we have had management succession in place. I will put Russ Kettell against anybody else in the financial industry pound for pound. So it has nothing to do with management succession. It has nothing to do with option ARMs. It has nothing to do with where the real estate market is. We have seen it all. There is nothing they can throw at us to scare us.

The issue is, what is best for the shareholder, for the customer, for the employee and for our communities? And we found a partner that satisfied our needs culturally and in every other way. It is as simple as that. There are no hidden explanations. No secrets, nothing at all. We have always been on — we tell it like it is. You know, that is my problem. We tell it like it is, and that is the way it is.

Unidentified Audience Member

Whom from management of Golden West is going to join Wachovia?

Ken Thompson – Wachovia Corporation – Chairman & CEO

Well, let me answer that question.

Herb Sandler – Golden West – CEO & Founder

My boss (multiple speakers).

Ken Thompson – Wachovia Corporation – Chairman & CEO

Russ Kettell is going to join us. We don’t know in what role yet, but he has agreed to stay. Jim Judd who runs the branches and the mortgage company will be — will not be joining us on a full-time basis, but I think is willing to work with us long-term on a consulting basis. And Herb and Marion have told us that as long as we want them, they will be with us. They won’t sign any kind of agreement or anything, but I’m counting on them being advisors to us long into the future.

Herb Sandler – Golden West – CEO & Founder

Let me add a few if I may, Ken. Number one, Marion and I have agreed — I mean look, we are 74 and 75. You know, if he is depending on us the next 15 years, he is in deep trouble. So the issue is, can we make a contribution? Can we help? We will bend every effort to make this as successful as possible for several reasons.

Number one, it is the moral and ethical thing to do. Two, it is in our financial interest to do so, and it is in the interests of our employees and our shareholders. But, you know, look, why do we get so much attention aside from our record? Marion is a woman, and we are married. So that makes us unique, and we’ve got a lot of press. So people like Russ and Jim don’t get as much press. People like the senior loan people who are really running the loan operation and the senior savings people and the senior people in the information systems, you don’t run $120 billion company with a nice couple. You run it with a team, and we are team-oriented, and we have depth of management. Because of Marion and myself and Jim because of age who will be part-time — Russ is still young enough to be full-time — and a large cadre of people, they are all going to be there, and I think the opportunities are going to be fantastic. So there is a large team that these folks have to bring into their organization.

Unidentified Audience Member

This is for Herb, and I hope, first of all, congratulations. Great transaction for you. But, as a future Wachovia shareholder, I would be interested in your view of Wachovia’s long-term acquisition strategy given the Company’s stated goal of being

Herb Sandler – Golden West – CEO & Founder

Hey, listen, if I was worried about that, I’m not worried anymore. These guys are tough sons of bitches. And they hue to their financial model, and they are willing to let a deal break if it doesn’t meet the financial model.

So I have to tell you I had the same bias in the old days, and we were on TV this morning. And this is a delicate comment I’m making, but again that is the kind of thing I do. This deal would not have been made eight years ago under Crutchfield because I could not trust his desire to grow and grow and grow and add. You have to do it right. You have to have standards. You have to have goals. You have to have lines, and these people have them. This guy on my right is really tough, and he is so quiet and gentle. He gets up there and gives us (inaudible) – he can be a really miserable person.

So I mean the point is I have every confidence – what’s their track record on the deals they have made under Ken Thompson? That is what you look at. Did they deliver on SouthTrust? Yes, they did. And will they deliver on us? Yes, they will. They better.

Unidentified Audience Member

After that?

Herb Sandler – Golden West – CEO & Founder

And after that? No, I really have every — first, I have every confidence because I watched them during the last five years, which is one of the reasons we were interested in this deal, and secondly, I negotiated with them. You can’t tell better than in a negotiation what they are like. If they are willing to let a deal go on a small amount of money, you cheap guys, you know that they have discipline.

I have every confidence, and again we have a lot of money at stake. So we’re really — we are putting our mouths, or our money where our mouth is.

Unidentified Audience Member

Ken, two things. Can you just first give us a little color on the timing of how this transaction came together? And then secondly, Wachovia has passed on a number of transactions in the last year. Is this the one you were waiting for, or was it more about a trophy franchise being available and any kind of reaction there?

Ken Thompson – Wachovia Corporation – Chairman & CEO

Well, we have been talking for several weeks. We have known about Golden West for a long time. We have admired the company for a long time. Frankly, we just never thought we would have a chance to do a combination with them. So we were thrilled when we were approached, and we have worked very diligently to get to know them in detail. And we are just, as I said, absolutely delighted that we have done this deal.

As far as the deals that we have not done, I can’t say it any better than Herb just said it. On CNBC today, they were saying, well, you have looked at all these deals? And I said well, we do look at deals. But judge us by the deals that we do. And the deals that we have done, as Herb said, have been extraordinarily good deals for our shareholders. This one is going to be a crown jewel, and we won’t do another one for a long time if they don’t come along with the right metrics and the right business model and those kinds of things.

We’re very patient. We don’t need to be impatient. We’ve got a great franchise, and even better franchise now, and we are going to deliver for customers and shareholders and employees and communities.

Unidentified Audience Member

Ken, are you going to keep some of the fixed-rate mortgages that are traditionally sold on balance sheet, or are there going to be other changes on the balance sheet as you move forward?

Ken Thompson – Wachovia Corporation – Chairman & CEO

I’m going to ask Tom Wurtz to answer that question.

Tom Wurtz – Wachovia Corporation – CFO

I would say that just represents an extraordinary opportunity for us in that the vast, vast majority of all originations to the Golden West platform have been the option ARM program, and its just honed the model to a remarkable fine edge. The real opportunity, as you saw in the revenue synergies, represents the opportunity to offer a broader product set through the Golden West platform and to bring the option ARM into the Wachovia platform.

So we are very long dated core deposit funded company, and so we have the capacity to add fixed-rate assets. So we will probably undoubtedly book more loans going forward than we would have previously, and I would expect that over time our securities portfolio will shrink and to some extent be replaced with whole loan portfolios.

Russ Kettell – Golden West – President & CFO

Right. We have originated a lot of fixed-rate loans over the last five, 10 years, and we have sold them because we did not have a home for them. There’s nothing that we hate more than selling a good loan that you can make money off of just because you don’t have a place for it. So now we are going to have a place for it.

Ken Thompson – Wachovia Corporation – Chairman & CEO

I’m going to move us to a couple questions from the telephone because we have got a line there, and we don’t have a lot longer. So, operator, is there a question from the phone?

Operator

Your first question comes from Betsy Graseck with Morgan Stanley.

Betsy Graseck – Morgan Stanley

My core question is regarding the mortgage business. It would be just helpful for us to understand, are you going to be running two separate mortgage businesses here, or will you be integrating what Wachovia is doing with what Golden West has been doing?

Ken Thompson – Wachovia Corporation – Chairman & CEO

Betsy, I think over time we will answer that question, and I suspect over time we will put it together. But right now, and for a considerable period of time as we are going through integration, we’re going to run it as two companies.

Betsy Graseck – Morgan Stanley

Okay. And then just secondly, when you were thinking about the acquisition price here, I assume that you were looking at it in the context of not only the kind of synergies from the expense and revenue side that you are anticipating, but also the value that you would be creating relative to the de novoing kind of branch position in the U.S. Is that a fair way of thinking about it?

Tom Wurtz – Wachovia Corporation – CFO

I think that is a very fair way to take a look at it. Obviously we had fairly ambitious de novo expansion plans focused on Texas and California. And this does represent an opportunity to step back, take a little breather, do that a little slower, although de novo represents a very attractive way for us to use our capital. But you’re absolutely right that that is a point of leverage here in terms of an expense synergy.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Back of the room.

Unidentified Audience Member

A question for Herb. Clearly, Herb, you feel this is the right deal for shareholders at Golden West. However, if another bank which would come in that took your view that you said in the past, the rising interest rates and a positively sloped yield curve is an advantage for your company and was maybe willing to offer a higher price, would you be open to it subject to the billion dollar cost if the deal does not go through?

Herb Sandler – Golden West – CEO & Founder

I have signed an agreement that says Marion and my brother-in-law, Bernard Osher, that we will support this transaction, and that is precisely what we will do.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Operator, is there a question from the phone?

Operator

Yes, sir. Your next question is from Chris Mutascio with Credit Suisse.

Chris Mutascio – Credit Suisse

Good morning all. First question is for Herb. I looked on page five on the slides. It seems like there was not much loan growth in terms of originations between 1992 and 1995. Is there any similarities between today and that environment?

And then Ken, I don’t know if this is for you or maybe for Tom. The deal represents a fairly high price to deposit ratio. Is that a measure that you look at, why or why not?

Herb Sandler – Golden West – CEO & Founder

Russ is going to answer your questions on the part directed to me.

Russ Kettell – Golden West – President & CFO

Right. So if you remember we are heavily in California, and at that point in time, we were even more heavily in California, and during that period of time, California had what we think of as a depression in the real estate markets. They had a very tough economic environment. They had a lot of unemployment. And when you get into a recession/depression like that in the housing market and the general economy, there is not that much loan volume, and there is not that much good loan volume to do. So we originated what we could originate and keep our quality up, and that was what was appropriate at that time. You don’t push it and just trying to do volume and give up on the standards. Stick to the standards.

Tom Wurtz – Wachovia Corporation – CFO

In terms of using the deposit premium as a metric, it’s an interesting metric, but it was not necessarily a driver here. The way we look at the transaction was we focused on what the earnings capacity of the Company is on a long-term basis. Took great comfort there. Took a look at the way that they have capitalized themselves to achieve their AA rating, and simply recognized that in the context of a much larger diversified financial services company, all that capital does not need to support a very low-risk business model.

And, therefore, that represented another point of leverage for the deal, which has a difficult time showing up in the context of a deposit premium. So the deposit premium was interesting, but it wasn’t the driver of our decisions.

Chris Mutascio – Credit Suisse

Thank you very much.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Next question operator.

Operator

Your next question comes from Ed Najarian with Merrill Lynch.

Ed Najarian – Merrill Lynch

Good morning. I’m wondering how the cash component of this transaction impacts your share repurchase capacity? And if it reduces your share repurchase capacity, does that in your mind impact the standalone EPS level that Wachovia could achieve in ‘07, which as you pointed out in your presentation is sort of a launch point for the financial analysis of the deal? Thanks.

Tom Wurtz – Wachovia Corporation – CFO

I don’t want to be too vague on that Ed, but I think you can take whatever estimate you have for earnings for each company and roll that forward and calculate a capital ratio, and I think you’ll find that we are not hamstrung in any meaningful way. As I mentioned, we will dip down at the fourth quarter close, which we would expect to recover relatively quickly. So you could conclude in the first quarter of next year there would be lower share repurchase than you otherwise would have anticipated. But through the remainder of this year, it is not a meaningful issue.

Ed Najarian – Merrill Lynch

So, for this year, we should expect you to continue to repurchase, and you wouldn’t expect to sort of tell people that there is a negative impact in that regard for this year?

Tom Wurtz – Wachovia Corporation – CFO

That is correct.

Ed Najarian – Merrill Lynch

Thanks.

Ken Thompson – Wachovia Corporation – Chairman & CEO

Okay. Seeing no further questions and we are at the end of our time, I want to thank all of you for being here. We will continue to be here for the rest of the day, and you can talk with Alice Lehman or any of our Investor Relations people to get further questions answered. Thank you so much.